CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
June 30, 2009

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: June 30, 2009 08:38 AM Pacific Time

Incorporation Number: **BC0203816**

Recognition Date: *Incorporated on January 31, 1980*

NOTICE OF ARTICLES

Name of Company:

NEW GOLD INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Nelson, Craig J.

Mailing Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Last Name, First Name, Middle Name:
Kololian, Vahan

Mailing Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Last Name, First Name, Middle Name:
Estey, James

Mailing Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Last Name, First Name, Middle Name:
Konig, Martyn

Mailing Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Last Name, First Name, Middle Name:
Threlkeld, Raymond

Mailing Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Last Name, First Name, Middle Name:
Lassonde, Pierre

Mailing Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Delivery Address:
SUITE 3110, 666 BURRARD STREET
VANCOUVER BC V6C 2X8
CANADA

Last Name, First Name, Middle Name:
SWEENEY, PAUL B.

Mailing Address:	**Delivery Address:**
SUITE 3110, 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA	SUITE 3110, 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA

Last Name, First Name, Middle Name:
Telfer, Ian

Mailing Address:	**Delivery Address:**
SUITE 3110, 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA	SUITE 3110, 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA

Last Name, First Name, Middle Name:
Gallagher, Robert

Mailing Address:	**Delivery Address:**
SUITE 3110, 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA	SUITE 3110, 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA

Last Name, First Name, Middle Name:
Oliphant, Randall

Mailing Address:	**Delivery Address:**
SUITE 3110, 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA	SUITE 3110, 666 BURRARD STREET VANCOUVER BC V6C 2X8 CANADA

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached